

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Via E-mail
Mr. Takahito Yasuki
President
Your Event, Inc.
1601 Pacific Coast Highway, Suite 250
Hermosa Beach, CA 90254

**Re: Your Event, Inc.
Form 10-K for Fiscal Year Ended August 31, 2013
Filed December 16, 2013
File No. 000-53164**

Dear Mr. Yasuki:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2013

1. Please refer to the report of your current auditor, Seale and Beers, CPAs, pertaining to your financial statements for the fiscal year ended August 31, 2013. Your auditor indicates in the first paragraph of its report that it limited its audit to the one year period August 31, 2013 and that the cumulative statements of operations, changes in stockholders' deficit and cash flows for the period from October 30, 2007 (date of inception) to August 31, 2012 were audited by other auditors. Based on a review of your previous Forms 10-K, it appears that your current auditor also performed the audits for most of your prior years. Specifically, it appears that your current auditor audited the periods from Inception (October 30, 2007) through August 31, 2011 and the year ended August 31, 2013. It appears that the predecessor auditor only audited the year ended August 31, 2012. Please have your current auditor revise its report to more accurately clarify the division of responsibility between the current auditor and the predecessor

auditor to reflect the periods for which the current auditor is responsible and the periods for which the other auditor is responsible in its report, or advise why no such revision is needed.

2. Please note that you must provide audit opinions covering all periods presented in your financial statements. Since the report of Seale and Beers refers to, and relies upon, the report of your predecessor auditor dated November 29, 2012, the separate report of the predecessor auditor must be included in your filing. Please amend your Form 10-K to provide the predecessor auditors' report. Alternatively, Seale and Beers may revise their audit opinion to cover all periods presented in your financial statements with no reference to the predecessor auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Sei Ishikawa, Director of Operations
        Your Event, Inc.

        Thomas Cook, Esq.